Filed pursuant to Rule 424(b)(5)
Registration No. 333-158066

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 10, 2009)

10,250,000 Common Units

Representing Limited Partner Interests

We are selling 10,250,000 common units representing limited partner interests in Inergy, L.P. Our common units trade on the New York Stock Exchange under the symbol “NRGY.” The last reported sales price of our common units on the New York Stock Exchange on September 7, 2010 was $36.90 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 5 of the accompanying prospectus.

	Per Common Unit	Total
Price to the public	$35.60	$364,900,000
Underwriting discounts and commissions	$1.41	$14,452,500
Proceeds to Inergy, L.P. (before expenses)	$34.19	$350,447,500

We have granted the underwriters a 30-day option to purchase up to an additional 1,537,500 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 10,250,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about September 13, 2010.

Joint Book-Running Managers

Barclays Capital
Citi
J.P. Morgan
Morgan Stanley
Wells Fargo Securities

Senior Co-Managers

BofA Merrill Lynch	Credit Suisse	Raymond James	UBS Investment Bank

Junior Co-Managers

Morgan Keegan & Company, Inc.	Stifel Nicolaus Weisel	Wunderlich Securities

Prospectus Supplement dated September 8, 2010

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, some of which may not apply to this common unit offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Incorporation of Documents by Reference” on page S-36 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated herein by reference and the other documents to which we refer for a more complete understanding of this offering of common units. Please read the sections entitled “Risk Factors” on page S-14 of this prospectus supplement and page 5 of the accompanying prospectus for more information about important factors that you should consider before buying our common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units. Throughout this prospectus supplement, when we use the terms “we,” “us,” “our,” or “Inergy, L.P.,” we are referring to Inergy, L.P. or to Inergy, L.P. and its subsidiaries collectively as the context requires.

Inergy, L.P.

Overview

We are a publicly traded Delaware limited partnership that owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we also own and operate a growing midstream business that includes three natural gas storage facilities (“Stagecoach,” “Thomas Corners” and “Steuben”), a liquefied petroleum gas (“LPG”) storage facility located near Bath, New York, a natural gas liquids (“NGL”) business located near Bakersfield, California and a solution-mining and salt production company (“US Salt”).

We believe we are the fourth largest propane retailer in the United States based on retail propane gallons sold. Our propane business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We market our propane products under various regional brand names. As of September 1, 2010, we serve approximately 800,000 retail customers in 32 states from approximately 350 customer service centers, which have an aggregate of approximately 36.3 million gallons of above-ground propane storage. For the fiscal year ended September 30, 2009, we sold and physically delivered approximately 310.0 million gallons of propane to our retail customers and approximately 380.6 million gallons of propane to our wholesale customers.

We have primarily grown through acquisitions of retail propane operations, midstream operations and, to a lesser extent, through organic expansion projects. Since our predecessor’s inception in November 1996 through September 3, 2010, we have acquired 86 businesses, including three natural gas storage facilities, an LPG salt cavern storage facility, a primarily fee-based natural gas processing and liquids business and a solution-mining and salt production company.

On January 11, 2010, Inergy Midstream, LLC executed a definitive agreement to purchase the Seneca Lake natural gas storage facility (“Seneca Lake”) located in Schuyler County, New York, and two related pipelines, which we refer to as the “Seneca Lake Acquisition.” Seneca Lake is an approximate 2.0 Bcf underground salt cavern storage facility located on our US Salt property outside Watkins Glen, New York, and has a maximum withdrawal capability of 145 MMcf/day and maximum injection capability of 72.5 MMcf/day. Seneca Lake is connected to the Dominion Transmission System via the 16-inch, 20-mile Seneca West Pipeline and indirectly to the city gate of Binghamton, New York, via the 12-inch, 37.5-mile Seneca East Pipeline, which runs within approximately four miles of our Stagecoach North Lateral interconnect with the Millennium Pipeline. This transaction is subject to customary closing conditions and regulatory approvals and is expected to close in September 2010.

On September 3, 2010, our wholly owned subsidiary, Inergy Midstream, LLC, entered into a Purchase and Sale Agreement with TP Gas Holding LLC whereby Inergy Midstream, LLC will acquire all of the equity interests in Tres Palacios Gas Storage LLC (“Tres Palacios”) for $725 million in cash plus reimbursement of certain capital expenditures, subject to customary net working capital adjustments, which we refer to as the “Tres Palacios Acquisition.” Tres Palacios is the owner and operator of a salt dome gas storage facility located in Matagorda County, Texas, and related pipeline assets. The acquisition is subject to antitrust clearance and customary closing conditions. For more information on the Tres Palacios Acquisition, please read “Recent Developments—Tres Palacios Acquisition and Concurrent Financings.”

Our business is currently comprised of two reportable segments consisting of our propane and midstream operations.

Propane Operations. We market propane primarily in rural areas, but also have a significant number of customers in suburban areas where energy alternatives to propane such as natural gas are generally not available. We make customer deliveries to residential, industrial and commercial and agricultural customers. From our customer service centers, we also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances. Approximately 90% of our retail propane customers lease their tanks from us.

In addition to our retail propane business, we operate a wholesale supply, marketing and distribution business, providing propane procurement, transportation and supply and price risk management services to our customer service centers, as well as to independent dealers, multistate marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies in 40 states, primarily in the Midwest, Northeast and South.

Midstream Operations. We own and operate a midstream business, which includes the following assets:

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Stagecoach Facility, a high performance, multi-cycle natural gas storage facility located approximately 150 miles northwest of New York City, with approximately 26.25 Bcf of working gas capacity, a maximum withdrawal capability of 500 MMcf/d and a maximum injection capability of 250 MMcf/d. The Stagecoach Facility, which is regulated by the Federal Energy Regulatory Commission (“FERC”), is fee-based with a market-based rate structure and is currently 100% committed primarily with investment-grade rated companies under term contracts that have a weighted average maturity extending to 2014. The Stagecoach Facility is one of the closest natural gas storage facilities to the northeastern United States market and is a significant participant in the northeast United States natural gas distribution system. We also own a 24-mile pipeline that connects the Stagecoach Facility to Tennessee Gas Pipeline Company’s 300-Line. In addition, we own a 10-mile pipeline that connects the Stagecoach Facility to the Millennium Pipeline. The pipeline interconnect to the Millennium Pipeline enhances and further diversifies our supply sources and provide interruptible wheeling opportunities to our shipper community.

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Steuben Gas Storage Company, which owns a FERC-regulated 6.2 Bcf natural gas storage facility in Steuben County, New York. The storage capacity at Steuben is fully contracted with investment-grade rated customers. Steuben Gas Storage is connected to Dominion Gas Transmission’s Woodhull Pipeline.

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Thomas Corners, a 7 Bcf (working) natural gas storage facility located in Steuben County, New York, which was placed into service in November 2009. The storage capacity at Thomas Corners is fully contracted under long-term agreements with primarily investment-grade rated customers. This facility has maximum withdrawal and injection capabilities of 140 MMcf/day and 70 MMcf/day, respectively. Thomas Corners is connected with the Tennessee Gas Pipeline Company’s Line 400 and Columbia Gas Transmission’s A-5 line (which was acquired by Millennium Pipeline Company and as such, the Thomas Corners facility is also connected with the Millennium Pipeline).

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An NGL business in Bakersfield, California, acquired in 2003, which includes a 25 MMcf/d natural gas processing plant, a 12,000 bpd NGL fractionation plant, an 8,000 bpd butane isomerization plant, NGL rail and truck terminals, a 24 million gallon NGL storage facility and NGL transportation/marketing operations.

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Finger Lakes LPG Storage Facility, a 1.7 million barrel salt cavern LPG storage facility, acquired in October 2006, located near Bath, New York, approximately 210 miles northwest of New York City and 60 miles from the Stagecoach Facility. The Finger Lakes LPG Storage Facility is supported by both rail and truck terminal facilities capable of loading and unloading 20-23 rail cars per day and 17 truck transports per day.

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US Salt, an industry-leading solution mining and salt production company located in Schuyler County, New York, between our Stagecoach and Steuben natural gas storage facilities. US Salt produces and sells over 300,000 tons of salt each year. The solution mining process used by US Salt creates salt caverns that can be developed into usable natural gas or LPG storage capacity.

Recent Developments

Tres Palacios Acquisition and Concurrent Financings

On September 3, 2010, our wholly owned subsidiary, Inergy Midstream, LLC, entered into a Purchase and Sale Agreement with TP Gas Holding LLC whereby Inergy Midstream, LLC will acquire all of the equity interests in Tres Palacios Gas Storage LLC for $725 million in cash plus reimbursement of certain capital expenditures, subject to customary net working capital adjustments.

Located in Matagorda County, Texas, Tres Palacios is a high deliverability, salt dome natural gas storage facility with approximately 38.4 Bcf of working gas capacity, consisting of approximately 27.1 Bcf of current working gas capacity (Caverns 1 and 2) and approximately 11.4 Bcf of incremental working gas capacity scheduled to be placed in service in the fourth calendar quarter of 2010 (Cavern 3). The facility is expandable by an additional approximately 9.5 Bcf of working gas capacity which Inergy expects to place in service by or before 2014 (Cavern 4). Located approximately 100 miles southwest of Houston, Tres Palacios is currently connected to ten intrastate and interstate pipelines via a 40 mile, 24” dual-pipe, looped header system offering connectivity to multiple demand markets including the Houston and San Antonio metropolitan areas and the broader Texas markets as well as markets in the Northeast, Midwest, Southeast, and Mid-Atlantic United States, and Mexico. Tres Palacios offers customers greater than six-turn gas storage capability with maximum withdrawal capacity of 2.5 Bcf/day and maximum injection capacity of 1 Bcf/day.

Tres Palacios’ revenues are primarily derived from fees for the provision of firm storage services for which it is permitted to charge market-based rates under its tariff with the Federal Energy Regulatory Commission, or FERC. The remainder of Tres Palacios’ revenue is generated by hub services, such as park and loan services and wheeling services. In a park and loan transaction, Tres Palacios charges its customer a fee to store gas with pre-determined injection and withdrawal dates (“park”) or to borrow gas with pre-determined withdrawal and injection dates (“loan”). In a wheeling transaction, Tres Palacios charges a fee to move a customer’s gas from one pipeline to another across its header system. In its hub services operations, Tres Palacios does not take title to the natural gas or engage in trading of natural gas.

We believe Tres Palacios has the following competitive advantages:

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Strategic Location—Tres Palacios is strategically located with access to the high-growth Northeast, Midwest, Southeast and Mexico markets through 10 interstate and intrastate pipeline connections. The storage facility is also well-positioned from a supply standpoint accessing both conventional and unconventional producing fields, including the Barnett Shale and Eagle Ford Shale in Texas.

Furthermore, Tres Palacios provides its customers with critical services in balancing the intermittent loads associated with gas-fired power generation.

•	Growth Opportunities—There are significant growth opportunities resulting from Tres Palacios’ exclusive rights to development on the Markham salt dome.

•	Fee-based cash flow profile—Approximately 90% of Tres Palacios’ revenues are derived from fee-based contracts.

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Strong, Diverse Customer Base—Tres Palacios contracts its storage services with a diverse customer base including producers, local distribution companies, marketers and independent power producers. Tres Palacios’ volume-weighted average firm storage service contract tenor is approximately 2.7 years and is predominantly contracted with investment-grade rated counterparties.

The acquisition is subject to antitrust clearance and customary closing conditions. There can be no assurance that all of the conditions to closing in the Purchase and Sale Agreement will be met.

The obligation of Inergy Midstream, LLC to consummate the Tres Palacios Acquisition is not conditioned on the receipt of financing. In connection with the proposed transaction, on September 3, 2010, we obtained a commitment letter (the “Bridge Commitment”) with WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Barclays Capital Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC for a senior unsecured bridge facility of up to $700 million (the “Bridge Facility”), which will expire upon the earlier of November 26, 2010 or the consummation or termination of the Purchase and Sale Agreement. Additionally, on September 3, 2010, we obtained a commitment letter with Wells Fargo Bank, National Association and Well Fargo Securities, LLC (collectively, “Wells Fargo”) in which Wells Fargo agreed to provide an additional commitment under our revolving general partnership credit facility to purchase commitments from our existing lenders in an amount sufficient to ensure that we have the required lender vote to approve certain amendments to our revolving general partnership credit facility necessary for the Tres Palacios Acquisition and the Bridge Facility (the “Backstop Commitment”).

In the event that we complete this offering prior to the consummation of the Tres Palacios Acquisition, the commitment under our bridge facility will be concurrently and permanently reduced on a dollar-for-dollar basis in an amount equal to the net proceeds from the offering.

We intend to finance the Tres Palacios Acquisition and related fees and expenses, as well as any funds required to satisfy working capital adjustments associated with the Tres Palacios Acquisition, with the proceeds of this offering, through borrowings under our revolving general partnership facility and the Bridge Facility. We may access the capital markets to repay amounts borrowed under our revolving general partnership facility or the Bridge Facility.

As discussed below in greater detail in “—Agreement and Plan of Merger,” we and Inergy Holdings, L.P. (“Holdings”) have entered into a merger agreement as part of a plan to simplify our capital structures. Although we fully expect to consummate the transactions contemplated by the merger agreement in the fourth calendar quarter of 2010, the merger agreement is subject to closing conditions and termination rights. Accordingly, there can be no assurance that such transactions will be consummated. In the event the transactions contemplated by the merger agreement do not close for any reason, in order to enhance our distribution coverage ratio in connection with the Tres Palacios Acquisition, Holdings has agreed to a permanent $7.5 million annual reduction (ratable over each quarterly distribution payment) in the amount of distributions we pay with respect to the incentive distribution rights to Holdings (the “IDR Reduction”). The IDR Reduction would only become effective beginning with the payment of the first quarterly distribution following the termination of the merger agreement.

You should carefully review the audited financial statements for Tres Palacios and the pro forma condensed combined financial information included in our Current Report on Form 8-K filed with the Securities and Exchange Commission, or “SEC,” on September 7, 2010, which is incorporated by reference into this prospectus supplement.

The closing of this common unit offering is not contingent upon the closing of the Tres Palacios Acquisition. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Tres Palacios Acquisition.

Agreement and Plan of Merger

On August 9, 2010, we entered into an agreement and plan of merger, which was amended and restated on September 3, 2010 (the “merger agreement”), as part of a plan to simplify our capital structure. Through a number of steps, Holdings will merge into a wholly owned subsidiary of its general partner and the outstanding common units in Holdings will be cancelled. In connection with the merger, our incentive distribution rights, all of which are held by Holdings, will be cancelled, and we will acquire the approximate 0.7% economic general partner interest in us (0.6% economic general partner interest in us after giving effect to this offering) that is held by our non-managing general partner.

Upon completion of the merger, the holders of Holdings common units (the “Holdings unitholders”) will receive 0.77 Inergy common units for each Holdings common unit that they own (the “exchange ratio”). The exchange ratio takes into account 1,080,453 Inergy common units that are owned by Holdings that will be distributed to the Holdings unitholders as part of the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect changes in the prices of Inergy common units or Holdings common units prior to the closing of the merger. Holders of Inergy common units will continue to own their existing Inergy common units. Inergy will issue approximately 35.1 million new common units in the merger. Inergy will also issue 11,568,560 Class B Units to certain members of senior management and directors of Holdings’ general partner and other beneficial owners of Holdings common units in lieu of issuing them an equivalent number of common units. The Class B Units will not receive cash distributions but instead will receive distributions of additional Class B Units. The Class B units will convert automatically into Inergy common units on a one-for-one basis in two tranches over a two-year period.

In the merger, we have also agreed to assume the outstanding indebtedness under Holdings’ credit agreements, which at September 3, 2010 was approximately $26.0 million.

The boards of directors of Inergy and Holdings believe that the merger will provide the following benefits, among others, to their unitholders:

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reducing Inergy’s cost of equity capital as a result of the elimination of the incentive distribution rights, which will enhance Inergy’s ability to compete for future acquisitions and finance organic growth projects;

•	attracting a broader investor base to a single, larger entity with increased public float and greater liquidity;

•	preserving Inergy’s balance sheet flexibility and liquidity position through an equity exchange transaction; and

•	increasing investor transparency by simplifying the ownership structure and governance structure.

Based on the estimated number of Inergy common units that will be outstanding immediately prior to the closing of the merger, we estimate that, following consummation of the merger and giving effect to this offering, Inergy will be owned approximately 60.0% by current Inergy unitholders and approximately 40.0% by former

Holdings unitholders. Holdings common units will cease to be publicly traded upon consummation of the merger. Inergy common units will continue to be traded on the NYSE under the symbol “NRGY” following consummation of the merger.

We expect that the transaction will close in the fourth quarter of 2010. The merger agreement is subject to customary closing conditions, including, among other things, approval by the affirmative vote of the holders of a majority of Holdings common units, and therefore there can be no assurance that the merger transaction will be completed. Subject to certain conditions, the holders of a majority of the Holdings common units have agreed to vote in favor of the approval and adoption of the merger agreement. For a description of certain risks related to the merger transaction, please read “Risk Factors” beginning on page S-14.

After the merger, Holdings will continue to own 100% of Inergy GP and have the right to appoint the members of the board of directors of Inergy GP. For additional details about the merger agreement, please see our Current Reports on Form 8-K as filed with the SEC on August 9, 2010 and September 7, 2010.

Repayment of ASC Agreement

We acquired a controlling interest in Steuben when we acquired 100% of the membership interests of Arlington Storage Company, LLC in October 2007. Steuben had a debt agreement in place at the time of our acquisition. In July 2010, we acquired the remaining minority interests in Steuben and in July 2010, we repaid all remaining amounts outstanding under this debt agreement.

Business Strategy

Our primary objective is to increase distributable cash flow for our unitholders, while maintaining the highest level of commitment and service to our customers. We have engaged and will continue to engage in objectives of further growth through acquisitions both in our propane and midstream operations, internally generated expansion, and measures aimed at increasing the profitability of existing operations.

Consistent with our acquisition strategy, we are currently and continuously engaged in discussions with potential sellers regarding the possible purchase of retail propane, natural gas storage or other midstream assets, companies or businesses. We cannot predict the likelihood of completing or the timing of any such acquisitions. These acquisition opportunities consist of both smaller acquisitions as well as larger acquisitions that would have a material impact on our capital structure and operating results. Consistent with our financial strategy to date, we generally anticipate financing our acquisition activity through approximately equal portions of equity and debt. In certain cases, acquisitions will initially be financed using debt (including, potentially, secured debt), with proceeds from subsequent equity issuances used to reduce our debt balances to levels consistent with our targeted credit profile.

Competitive and Business Strengths

We intend to pursue our objectives by capitalizing on our competitive and business strengths as follows:

Competitive Strengths

Proven acquisition expertise. Since our predecessor’s inception and through September 3, 2010, we have acquired and successfully integrated 86 businesses. Our executive officers and key employees, who together average more than 15 years experience in the propane and midstream energy-related industries, have developed business relationships with retail propane owners and businesses as well as other midstream industry participants throughout the United States. These significant industry contacts have enabled us to negotiate most of our acquisitions on an exclusive basis. We believe that this acquisition expertise should allow us to continue to grow through strategic and accretive acquisitions. Our acquisition program will continue to seek:

•	businesses that generate distributable cash flow that is accretive to common unitholders on a per unit basis;

•	propane and midstream businesses in attractive market areas;

•	propane businesses with established names with reputations for customer service and reliability;

•	propane businesses with high concentrations of propane sales to residential customers;

•	midstream businesses that generate predictable, stable fee-based cash flow streams;

•	midstream businesses with organic growth opportunities or strategic regional enhancement; and

•	retention of key employees in acquired businesses.

Management experience. Our senior management team has extensive experience in the propane and midstream energy industry. Our management team has a proven track record of enhancing the value of our partnership, through the acquisition, integration and optimization of the businesses we own and operate.

Flexible financial structure. We have a $450 million revolving general partnership credit facility for acquisitions and a $75 million revolving working capital facility. Our $450 million revolving general partnership credit facility contains an accordion option feature which allows us to expand the facility by an additional $100 million subject to additional commitments. We believe our available capacity under these facilities combined with our ability to fund acquisitions and organic expansion projects through the issuance of additional partnership interests or additional debt will provide us with a flexible financial structure that will facilitate our acquisition and organic expansion effort.

Propane Business Strengths

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High percentage of retail sales to residential customers. Our retail propane operations concentrate on sales to residential customers. Residential customers tend to generate higher margins and are generally more stable purchasers than other customers. For the fiscal year ended September 30, 2009, sales to residential customers represented approximately 70% of our retail propane gallons sold. Although overall demand for propane is affected by weather and other factors, we believe that residential propane consumption is not materially affected by general economic conditions because most residential customers consider home space heating to be an essential purchase. In addition, we own nearly 90% of the propane tanks located at our customers’ homes. In many states, fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. These regulations, which require customers to switch propane tanks when they switch suppliers, help enhance the stability of our customer base because of the inconvenience and costs involved with switching tanks and suppliers.

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Regionally branded operating structure. We believe that our success in maintaining customer stability and our low cost operating structure at our customer service centers results from our decentralized operation under established, locally recognized trade names. We attempt to capitalize on the reputation of the companies we acquire by retaining their local brand names and employees, thereby preserving the goodwill of the acquired business and fostering employee loyalty and customer retention. We expect our local branch management to continue to manage the marketing programs, new business development, customer service and customer billing and collections. We believe that our employee incentive programs encourage efficiency and allow us to control costs at the corporate and field levels.

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Operations in attractive propane markets. A majority of our propane operations are concentrated in attractive propane market areas, where natural gas distribution is not cost-effective, margins are relatively stable and tank control is relatively high. We intend to pursue acquisitions in similar attractive markets.

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Comprehensive propane logistics and distribution business. One of our distinguishing strengths is our propane procurement and distribution expertise and capabilities. For the fiscal year ended September 30, 2009, we delivered approximately 380.6 million gallons of propane on a wholesale basis to our various customers. These operations are significantly larger on a relative basis than the wholesale operations of most publicly-traded propane businesses. We also provide transportation services to these distributors through our fleet of transport vehicles, and price risk management services to our customers through a variety of financial and other instruments. The presence of our trucks serving our wholesale customers allows us to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time. We believe our wholesale business enables us to obtain valuable market intelligence and awareness of potential acquisition opportunities. Because we sell on a wholesale basis to many residential and commercial retailers, we have an ongoing relationship with a large number of businesses that may be attractive acquisition opportunities for us. We believe that we will have an adequate supply of propane to support our growing retail operations at prices that are generally available only to large wholesale purchasers. This purchasing scale and resulting expertise also helps us avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

Midstream Business Strengths

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Strategically located assets. Our assets are situated close to or within demand based market areas, which positions us well to leverage the services we offer to our customers relative to our competitors. We own and operate natural gas storage operations approximately 200 miles northwest of New York City. These assets are among the closest natural gas storage facilities to the New York City market and have the capability of delivering gas to this market as well as other Northeast and Mid-Atlantic market centers. We also own and operate US Salt, a salt production company located in Schuyler County, New York, between our Stagecoach and Steuben natural gas storage facilities, which we believe may add additional gas storage capacity to our operations in the Northeast. We also own and operate an NGL operation near Bakersfield, California, strategically situated between the major refining centers of Los Angeles and San Francisco. We believe there are opportunities to further leverage our geographic location, expand our current asset base and to enhance the platform of services we offer to our customers that will further enhance the value and profitability of these assets.

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Ability to leverage industry relationships. Our management team has extensive industry relationships and they have been successful in leveraging these relationships with both new and existing customers of our midstream operations into profitable opportunities to further grow our operations.

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Stable cash flows. Our midstream operations consist predominantly of fee-based services that generate stable cash flows. Our Stagecoach operations are 100% fee-based with a weighted average contract maturity which extends to 2014. Our Steuben, Thomas Corners and Finger Lakes operations are also 100% fee-based with contracted maturities extending out several years. These contracts are predominantly with investment-grade rated customers such as large east coast utilities and major gas marketing firms. In addition, our West Coast NGL operations include fee-based services and have relatively little exposure to fluctuations in commodity prices. We believe that this further adds to our stable cash flow and enhances our access to the capital markets.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned or controlled by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating companies, Inergy Propane, LLC and Inergy Midstream, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, has only an economic interest in us and has no operational or managerial responsibilities under our partnership agreement. Holdings is the sole member of our managing general partner and directly and indirectly owns all of the member interests in our non-managing general partner, and Holdings owns all of our incentive distribution rights and, through subsidiaries, approximately 6.1% of our outstanding common units.

The charts on the following pages depict our abridged organizational and ownership structure (i) after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional common units, and (ii) after giving effect to both this offering, assuming no exercise of the underwriters’ option to purchase additional common units, and the merger and related transactions described above in “Recent Developments—Agreement and Plan of Merger.”

Ownership of Inergy, L.P. After the Offering

Management and Directors
Public Unitholders
58.8% Limited Partner Interest; Non-Economic General Partner Interest
41.2% Limited Partner Interest
Inergy Holdings, L.P. and its Affiliates
1,869,655 Common Units
Incentive Distribution Rights
100% Membership Interest
2.4% Limited Partner Interest
100% Membership Interest
Public Unitholders
71,432,575 Common Units
Inergy Partners, LLC
(The Non-Managing General Partner)
2,837,034 Common Units
Inergy GP, LLC
(The Managing General Partner)
93.3% Limited Partner Interest
0.6% General Partner Interest
3.7% Limited Partner Interest
Management Rights; Non-Economic General Partner Interest
Inergy, L.P.
(The Partnership)
100% Ownership Interest
Inergy Finance Corp.
Inergy Propane, LLC and subsidiaries
Inergy Midstream, LLC and subsidiaries

Ownership of Inergy, L.P. After the Merger and the Offering

The Offering

Common units offered by Inergy, L.P.	10,250,000 common units; 11,787,500 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this offering	76,139,264 common units if the underwriters do not exercise their option to purchase an additional 1,537,500 common units and 77,676,764 common units if the underwriters exercise in full their option to purchase an additional 1,537,500 common units.

Use of proceeds	We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay borrowings under the revolving general partnership and working capital facilities and to fund a portion of the purchase price of our pending acquisitions. Please read “Use of Proceeds.”

Affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc. and UBS Securities LLC are lenders under the revolving general partnership and working capital facilities and will receive a substantial portion of the proceeds from this offering through the repayment of indebtedness under the revolving general partnership and working capital facilities. Please read “Underwriting.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

On August 13, 2010, we paid a quarterly cash distribution for the quarter ended June 30, 2010 of $0.705 per common unit, or $2.82 per common unit on an annualized basis. If cash distributions exceed $0.33 per unit in any quarter, Holdings, the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to Holdings’ right to receive these higher amounts of cash as “incentive distribution rights.” Because our quarterly cash distributions currently exceed $0.33 per unit, Holdings is currently receiving its incentive distribution rights. In connection with the merger and related transactions described above in “Recent Developments—Agreement and Plan of Merger,” the incentive distribution rights will be cancelled in exchange for the issuance of additional common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2013 (the “Projection Period”), you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. If the merger and related transactions are completed, we expect that the amount of taxable income allocated to you will remain less than 20% of the cash distributed to you for the entire Projection Period; however, the ratio of taxable income to cash distributions with respect to the 2010 tax year may be substantially higher. Please read “Tax Consequences” in this prospectus supplement for the basis of this estimate.

Exchange listing	Our common units trade on the New York Stock Exchange under the symbol “NRGY.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the following risk factors, together with the risk factors included under the caption “Risk Factors” beginning on page 5 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 30, 2009 and in Item 8.01 “Other Events” in our current report on Form 8-K filed on September 7, 2010, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

The Tres Palacios Acquisition may not be consummated.

The Tres Palacios Acquisition is expected to close in October 2010 and is subject to customary closing conditions and regulatory approvals. If these conditions and regulatory approvals are not satisfied or waived, the acquisition will not be consummated. Certain of the conditions remaining to be satisfied include:

•	antitrust clearance;

•	the continued accuracy of the representations and warranties contained in the purchase and sale agreement;

•	the performance by each party of its obligations under the purchase and sale agreement;

•

the absence of any temporary restraining order, preliminary injunction, injunction or other order from any governmental authority to materially delay or otherwise enjoin the transactions contemplated in the purchase agreement; and

•	the receipt of legal opinions for each of us and TP Gas Holding LLC.

In addition, TP Gas Holding LLC may terminate the transaction if the acquisition has not closed on or before November 15, 2010. The Bridge Commitment expires upon the earlier of November 26, 2010 or the consummation or termination of the Purchase and Sale Agreement.

The closing of this common unit offering is not contingent upon the consummation of the Tres Palacios Acquisition. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Tres Palacios Acquisition.

We may not be able to achieve our current expansion plans at the Tres Palacios facility on economically viable terms.

Our current expansion plans include the addition of 11.4 Bcf of incremental working gas capacity scheduled to be placed in service in the fourth calendar quarter of 2010 (Cavern 3), and an additional 9.5 Bcf of working gas capacity expected to be placed in service by or before 2014 (Cavern 4). In connection with these expansion efforts, we may encounter difficulties in the drilling required to access subsurface storage caverns, the drilling of raw water wells or salt water disposal wells and the completion of the wells. These risks include the following:

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions or breakdowns;

•	unusual or unexpected geological formations;

•	drill bit or drill pipe difficulties;

•	collapses of wellbore, casing or other tubulars or other loss of drilling hole;

•	unexpected problems associated with filling the caverns with base gas and conducting pressure and mechanical integrity tests;

•	unexpected problems associated with leaching the caverns, filtration of extracted water and offsite disposal of water; and

•	risks associated with subcontractors’ services, supplies, cost escalation and personnel.

Specifically, the creation of a salt-cavern storage facility requires sourcing, injecting, withdrawing and disposing of significant volume of water. For example, to create 10 Bcf of working capacity, a salt cavern requires approximately 72 million barrels of raw water supply and an equivalent volume of salt water disposal. Additionally, the rate of access to raw water and the rate of disposal of salt water have a direct impact on the time it takes to create a salt cavern. Any physical or regulatory restriction imposed on our current operations with respect to accessing raw water or disposing of salt water would have an adverse impact on our ability to timely and fully expand the Tres Palacios facility. The occurrence of uninsured or under-insured losses, delays or operating cost overruns associated with these drilling efforts could have a negative impact on our operations and financial results.

We may not be able to increase the capacity of the Tres Palacios facility beyond our current expansion plans.

While we have both the property rights and operational capacity necessary to expand the Tres Palacios facility beyond the currently permitted capacity of 36.04 Bcf, we may not be able to secure the financing or authorizations, including the currently pending application to the FERC requesting authorization to expand Tres Palacios’ certificated capacity to 38.4 Bcf, necessary to pursue such expansion and the necessary infrastructure modifications that would be needed to accommodate such expansion. Additionally, such expansion will be subject to market demand, the successful execution of any expansion projects and the availability of sufficient third-party interstate and intrastate pipelines receipt and deliverability capacity to accommodate the increased capacity. Any combination of these factors may prevent us from expanding the Tres Palacios facility beyond its current permitted capacity.

Tres Palacios’ authorizations to charge “market-based rates” are subject to the continued existence of certain conditions related to the facilities’ competitive position in its market and, if those conditions change, the right to charge “market-based rates” could be terminated.

The rates Tres Palacios charges for storage services are regulated by FERC pursuant to its “market-based rate” policy, which allows regulated entities to charge rates different from, and in some cases, less than, those which would be permitted under traditional cost-of-service regulation. Tres Palacios’ authorization to charge “market-based rates” is based on determinations by FERC that Tres Palacios does not have “market power” in its market. The determination that storage facilities lack market power is subject to review and revision by FERC if there is a change in circumstances that could affect the ability of additional storage or interconnected pipeline facilities to exercise market power. Among the sorts of changes in circumstances that could raise market power concerns would be an expansion of Tres Palacios’ capacity, acquisitions, or other changes in market dynamics. If the FERC were to conclude that Tres Palacios may have acquired and cannot mitigate market power, its rates could become subject to cost-of-service regulation.

If Tres Palacios’ rates become subject to cost-of-service regulation, the maximum rates that may be charged for storage services would be established through FERC’s ratemaking process, and Tres Palacios would no longer be able to charge a rate demanded by the market. Generally, cost-of-service based rates for interstate natural gas services are based on the cost of providing service including recovery of, and a reasonable return on, the entity’s actual prudent historical cost investment for providing jurisdictional service. Key determinants in the ratemaking process are costs of providing service, allowed rate of return, and billing determinants, which are based upon storage volumes and contractual capacity commitment assumptions. Rate design and the allocation of costs underlying cost-of-service based rates must also be approved by FERC as part of each rate case. The resolution of these key determinants, particularly the allowed rate of return and billing determinants that would underlie the cost-of-service based rates through the FERC’s ratemaking process, could adversely impact Tres Palacios’ profitability, and have adverse consequences on our cash flow and our ability to make distributions. Additionally, changes in generally applicable FERC ratemaking policies could also affect Tres Palacios.

The Tres Palacios natural gas storage facilities are new and have limited operating history. The facilities may not be able to deliver as anticipated, which could prevent us from meeting our contractual obligations and cause us to incur significant costs.

Although we believe that the operating Tres Palacios gas storage facilities have been designed to meet its contractual obligations with respect to wheeling, injection, withdrawal and gas specifications, the facilities are new and have a limited operating history. Cavern 1 (12.7 Bcf) was placed into service in October 2008 and Cavern 2 (14.4 Bcf) was placed into service in July 2009. If we fail to wheel, inject or withdraw natural gas at contracted rates, or cannot deliver natural gas consistent with contractual quality specifications, we could incur significant costs to satisfy our contractual obligations. These costs could have an adverse impact on our business, financial condition, results of operations and ability to make distributions.

Financing the Tres Palacios Acquisition will substantially increase our leverage.

We intend to finance the Tres Palacios Acquisition and related fees and expenses, as well as any funds required to satisfy working capital adjustments associated with the Tres Palacios Acquisition, with borrowings under our revolving general partnership facility and the Bridge Facility as well as with the proceeds of this offering. After completion of the Tres Palacios Acquisition and after taking into account this offering, we expect our total outstanding indebtedness to increase from approximately $1.3 billion as of September 3, 2010 to approximately $1.7 billion. The increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs.

Future acquisitions and completion of expansion projects will require significant amounts of debt and equity financing which may not be available to us on acceptable terms, or at all.

We plan to fund our acquisitions and expansion capital expenditures, including any future expansions we may undertake, with proceeds from sales of our debt and equity securities and borrowings under our revolving credit facility; however, we cannot be certain that we will be able to issue our debt and equity securities on terms or in the proportions that we expect, or at all, and we may be unable to refinance our revolving credit facility when it expires. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile, which may make it difficult to obtain funding in the future on satisfactory terms or at all. In addition, we may be unable to obtain adequate funding under our current revolving credit facility because our lending counterparties may be unable to meet their funding obligations.

A significant increase in our indebtedness, or an increase in our indebtedness that is proportionately greater than our issuances of equity, or a deterioration in the condition of the credit or broader financial markets or the economy, could negatively impact our credit ratings or our ability to remain in compliance with the financial covenants under our revolving credit agreement, which could have a material adverse effect on our ability to fund acquisitions or capital expansion projects and on our financial condition, results of operations and cash flows. We are also subject to certain limitations on issuances of equity and incurrence of debt prior to the closing of the transactions contemplated by the merger agreement with Holdings without the prior written consent of the conflicts committee of Holdings. If the cost of capital becomes too expensive, or contractual restrictions prevent us from issuing debt or equity, our ability to develop or acquire strategic and accretive assets will be limited.

The transactions contemplated by the merger agreement may not be consummated.

The merger agreement contains conditions that, if not satisfied or waived, would result in the merger not occurring. The conditions include:

•	the continued accuracy of the representations and warranties contained in the merger agreement;

•	the performance in all material respects by each party of its obligations under the merger agreement;

•	the absence of any decree, order, injunction or law that prohibits the merger or makes the merger unlawful;

•	the receipt of legal opinions from counsel for each of us and Holdings as to the treatment of the merger for U.S. federal income tax purposes.

In addition, we and Holdings can agree to terminate the merger agreement at any time without completing the merger, even after unitholder approval has been obtained. Further, we or Holdings could terminate the merger agreement without the other party’s agreement and without completing the merger if:

•	the merger is not completed by December 31, 2010, other than due to a breach of the merger agreement by the terminating party;

•	the conditions to the merger cannot be satisfied; or

•	any legal prohibition to completing the merger has become final and non-appealable.

The number of outstanding common units will increase as a result of the merger, which could make it more difficult to pay the current level of quarterly distributions.

As of September 3, 2010, there were approximately 65.9 million common units outstanding. We will issue approximately 35.1 million common units and 11,568,560 Class B units in connection with the merger. Although the Class B Units will not receive cash distributions, they will receive distributions in additional Class B Units and will convert into an equal number of common units in two installments over two years. Accordingly, the dollar amount required to pay the current per unit quarterly distributions will increase, which will increase the likelihood that we will not have sufficient funds to pay the current level of quarterly distributions to our unitholders. Using the amount of $0.705 per common unit paid with respect to the third quarter of fiscal 2010, the aggregate cash distribution paid to our unitholders totaled approximately $64.6 million, including a distribution of $21.4 million to Holdings in respect of its direct and indirect ownership of common units, the approximate 0.7% economic general partner interest in us and the incentive distribution rights. The combined pro forma distribution with respect to the third quarter of fiscal 2010, had the merger and this offering been completed prior to such distribution and assuming the full conversion of all Class B units into common units, would result in an additional $19.4 million per quarter in order to maintain the distribution level of $0.705 per common unit paid with respect to the third quarter of fiscal 2010.

Although the elimination of the incentive distribution rights may increase the cash available for distribution to holders of our common units in the future, this source of funds may not be sufficient to meet the overall increase in cash required to maintain the current level of quarterly distributions to holders of our common units.

While the merger agreement is in effect, we may be limited in our ability to pursue other attractive business opportunities.

We have agreed to refrain from taking certain actions with respect to our business and financial affairs pending completion of the merger or termination of the merger agreement. These restrictions could be in effect for an extended period of time if completion of the merger is delayed. These limitations do not preclude us from conducting our business in the ordinary or usual course or from acquiring assets or businesses so long as such activity does not have a “material adverse effect” as such term is defined in the merger agreement or materially affect our ability to complete the transactions contemplated by the merger agreement.

In addition to the economic costs associated with pursuing the merger, our management will continue to devote substantial time and other human resources to the proposed merger, which could limit our ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If we are unable to pursue such other attractive business opportunities, then our growth prospects and the long-term strategic position of their businesses following consummation of the merger could be adversely affected.

Failure to complete the merger or delays in completing the merger could negatively impact our common unit price.

If the merger is not completed for any reason, we may be subject to a number of material risks, including the following:

•	we will not realize the benefits expected from the merger, including a potentially enhanced financial and competitive position;

•	the price of our common units may decline to the extent that the current market price of our common units reflect a market assumption that the merger will be completed;

•	under certain circumstances, we may be required to reimburse Holdings for up to $3 million in transaction related expenses; and

•	some costs relating to the merger, such as certain investment banking fees and legal and accounting fees, must be paid even if the merger is not completed.

We are subject to litigation related to the transactions contemplated by the merger agreement.

Since we first announced on August 9, 2010 our entry into the merger agreement, five unitholder class action lawsuits have been filed by unitholders of Holdings against us, Holdings, the general partner of Holdings, our managing general partner, certain other parties to the merger agreement, certain of our executive officers, and the members of the board of directors of Holdings GP.

These lawsuits are as follows: (i) Daniel Himmel v. John J. Sherman et al., In the Circuit Court of Jackson County, Missouri, at Kansas City; (ii) John Oliver v. Inergy Holdings, L.P. et al., In the Circuit Court of Jackson County, Missouri, at Kansas City; (iii) Peter D’Orazio v. John J. Sherman et al., In the Circuit Court of Jackson County, Missouri, at Kansas City; (iv) Harvey Silver v. John Sherman et al., In the Circuit Court of Jackson County, Missouri, at Kansas City; and (v) David Lessard v. Inergy Holdings, L.P. et al., In the Circuit Court of Jackson County, Missouri, at Kansas City.

The lawsuits allege a variety of causes of action challenging the proposed merger, including that the named directors and officers have breached their fiduciary duties in connection with the proposed merger and that the named entities have aided and abetted in these breaches of the directors and officers’ fiduciary duties. The class action complaints allege, among other things, that (i) the consideration offered by us is unfair and inadequate, (ii) the merger is structured to preclude other potential purchasers of Holdings from proposing a competing transaction and (iii) the named directors and officers have engaged in “self-dealing” and, through the merger, will obtain benefits not equally shared by the public unitholders of Holdings.

Based on these allegations, the plaintiffs seek to enjoin the defendants from proceeding with or consummating the proposed merger until a procedure is adopted and implemented that will result in maximization of value for Holdings unitholders. To the extent that the merger is implemented before relief is granted, the plaintiffs seek to have the merger rescinded. The plaintiffs also seek damages and attorneys’ fees.

It is possible that additional claims will be brought by the current plaintiffs or by others in an effort to enjoin the transactions contemplated by the merger agreement or seek monetary relief from us.

We have not yet answered these lawsuits. While we do not believe the lawsuits have merit and we intend to defend the lawsuits vigorously, we cannot predict the outcome of the lawsuits, or other potential lawsuits related to the transactions contemplated by the merger agreement, nor can we predict the amount of time and expense that will be required to resolve the lawsuits. An unfavorable resolution of any such litigation surrounding the transactions contemplated by the merger agreement could delay or prevent the consummation of such transactions. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also divert the attention of our management and our resources in general from day-to-day operations.

Climate change legislation or regulations restricting emissions of “greenhouse gasses” could result in increased operating costs and reduced demand for our midstream services.

On December 15, 2009, the U.S. EPA published its findings that emissions of carbon dioxide, methane, and other greenhouse gases, or “GHGs,” present an endangerment to public heath and the environment because emissions of such gasses are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the Clean Air Act. The first limits emissions of GHGs from motor vehicles beginning with the 2012 model year. The EPA has asserted that these final motor vehicle GHG emission standards trigger Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards take effect on January 2, 2011. On June 3, 2010, the EPA published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHG that have yet to be developed. In addition, in April 2010, the EPA proposed to expand its existing GHG reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. If the proposed rule is finalized as proposed, reporting of GHG emissions from such facilities would be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and more than one-third of the states, including California, have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions such as electric power plants or major producers of fuels such as refineries or natural gas processing plants to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for our midstream services. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our assets and operations.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $350.2 million from the sale of 10,250,000 common units offered by this prospectus supplement, after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase the 1,537,500 additional common units in full, we expect to receive additional net proceeds of approximately $52.6 million. Our general partner will not be making a capital contribution to maintain its percentage ownership interest in us. After this offering, our general partner will own a 0.6% general partner interest in us.

We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay borrowings under the revolving general partnership and working capital facilities and to fund a portion of the purchase price of our pending acquisitions.

Affiliates of certain of the underwriters participating in this offering are lenders under the revolving general partnership and working capital facilities and will receive a substantial portion of the proceeds from this offering through the repayment of indebtedness under the revolving general partnership and working capital facilities. Please read “Underwriting.”

As of September 3, 2010, we had total borrowings of approximately $254.0 million outstanding under our revolving general partnership credit facility, which were primarily incurred to finance our recent acquisitions and capital expenditures made in connection with our internal growth projects related to our midstream assets and $17.4 million outstanding under our revolving working capital facility. Borrowings under our revolving general partnership and working capital credit facilities bear interest at approximately 3.5%. The revolving general partnership and working capital credit facilities mature on November 12, 2013. We may reborrow any amounts paid down under our revolving general partnership and working capital credit facilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2010:

•	on a consolidated historical basis;

•

as adjusted to give effect to the borrowings of approximately $69.4 million under our revolving credit facilities incurred after June 30, 2010 and the full repayment of the ASC credit agreement in July 2010 using funds borrowed under our revolving general partnership credit facility; and

•

as further adjusted to reflect the sale of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as well as the completion of the transactions contemplated by our merger agreement with Holdings.

You should read our unaudited pro forma financial statements that are incorporated be reference into this prospectus supplement for a complete description of the adjustments we have made to arrive at the pro forma financial measures that we present in the following table. You should also read our financial statements and the notes thereto that are incorporated by reference into this prospectus supplement for additional information regarding us.

	As of June 30, 2010
	Historical	As Adjusted		As Further Adjusted
	($ in millions)
Cash and cash equivalents	$5.4	$5.4		$58.2	(c)

Revolving working capital credit facility(a)	$12.0	$17.4	(a)	$—	(c)
Revolving general partnership credit facility	190.0	254.0	(a)	—	(b)(c)
6 7/8 % senior unsecured notes due 2014	425.0	425.0		425.0
8 3/4 % senior unsecured notes due 2015	225.0	225.0		225.0
8 1/4 % senior unsecured notes due 2016	400.0	400.0		400.0
Fair value adjustment on senior unsecured notes	6.5	6.5		6.5
Net bond discount	(14.0)	(14.0)		(14.0)
ASC credit agreement	6.3	—		—
Other debt	23.9	23.9		23.9

Total debt	$1,274.7	$1,337.8		$1,066.4
Total Inergy, L.P. partners’ capital	$896.9	$896.9		$1,209.6	(b)(c)

Total capitalization	$2,171.6	$2,234.7		$2,276.0

(a)	Reflects seasonal working capital borrowings of approximately $5.4 million and approximately $64.0 million of borrowings under our revolving general partnership credit facility incurred subsequent to June 30, 2010. During each fiscal year beginning October 1, the outstanding balance of the working capital facility must be reduced to $10.0 million or less for a minimum of 30 consecutive days during the period commencing March 1 and ending September 30 of each calendar year. We met this requirement on April 30, 2010.

(b)	Reflects the following items related to transactions contemplated by our merger agreement with Holdings: (i) additional borrowings of approximately $26.0 million under our revolving general partnership credit facility assumed from Holdings and (ii) a reduction to Inergy, L.P.’s partners’ capital of approximately $37.5 million.

(c)	Reflects the application of the net proceeds from this offering to repay borrowings under our revolving general partnership and working capital credit facilities. The remaining proceeds will be used to fund a portion of the purchase price of our pending acquisitions.

This table does not reflect the issuance of up to 1,537,500 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used in the manner described under “Use of Proceeds.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of September 3, 2010, we had 65,889,264 common units outstanding, held by approximately 134 holders of record. The common units are listed and traded on the New York Stock Exchange under the symbol “NRGY.” Until March 17, 2010, our common units were listed and traded on the NASDAQ Global Stock Market.

The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported by the New York Stock Exchange or the NASDAQ Global Stock Market, as applicable. Distributions are shown in the quarter for which they were paid. The last reported sales price of the common units on the New York Stock Exchange on September 7, 2010 was $36.90 per common unit.

Period ended:	Price Ranges		Cash Distributions Per Unit
	Low	High
Fiscal 2010
September 30, 2010(a)	$36.85	$43.95	N/A	(b)
June 30, 2010	30.35	39.94	0.705
March 31, 2010	32.48	38.04	0.695
December 31, 2009	28.70	36.24	0.685

Fiscal 2009
September 30, 2009	$25.01	$30.99	$0.675
June 30, 2009	21.54	26.34	0.665
March 31, 2009	17.06	25.23	0.655
December 31, 2008	12.38	22.70	0.645

Fiscal 2008
September 30, 2008	$20.00	$26.90	$0.635
June 30, 2008	25.62	29.49	0.625
March 31, 2008	25.39	31.94	0.615
December 31, 2007	29.69	35.10	0.605

(a)	Through September 7, 2010.

(b)	We expect to declare and pay a cash distribution for the fourth quarter of fiscal 2010 within 45 days following the end of the quarter.

TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Considerations” beginning on page 40 in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2013 (the “Projection Period”), then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.705 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. If the merger and related transactions are completed, we expect that the amount of taxable income allocated to you will remain less than 20% of the cash distributed to you for the entire Projection Period; however, because the merger and related transactions would cause a constructive termination of our tax partnership (see “—Tax Consequences of the Merger and Related Transactions” below), the ratio of taxable income to cash distributions with respect to the 2010 tax year may be substantially higher than 20%

These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for deprecation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Please read “Material Tax Considerations” in the accompanying prospectus.

ACCURACY-RELATED PENALTIES

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

RECENT LEGISLATIVE DEVELOPMENT; TAX RATES

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

TAX CONSEQUENCES OF THE MERGER AND RELATED TRANSACTIONS

For U.S. federal income tax purposes, except as described below with respect to a net decrease in a unitholder’s share of nonrecourse liabilities in connection with the transactions contemplated by the merger agreement, no gain or loss will be recognized by an Inergy unitholder as a result of the merger and related transactions. Completion of such transactions will, however, result in the recalculation of each Inergy common unitholder’s share of our nonrecourse liabilities. In the event a unitholder’s share of nonrecourse liabilities immediately before the merger and related transactions exceeds the unitholder’s share of nonrecourse liabilities immediately following such transactions, the unitholder will be treated as receiving a cash distribution from us equal to such excess. If the amount of the deemed cash distribution received exceeds such unitholder’s basis in its partnership interest, the unitholder will recognize gain in an amount equal to such excess. We do not currently anticipate that there will be a material decrease in the amount of nonrecourse liabilities allocable to a common unitholder as a result of the completion of the merger and related transactions, or that a resulting deemed distribution, if any, would exceed your basis in units purchased in this offering.

A partnership is considered to terminate for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. It is anticipated that the merger and related transactions will result in an exchange of partnership interests in us that, together with all other units sold within the prior twelve-month period, will represent a sale or exchange of 50% or more of the total interests in our capital and profits. Consequently, we expect that we will be treated as having terminated, and as having been reformed, as a partnership for federal income tax purposes as a result of the merger and related transactions. As a result of the anticipated termination, our taxable year will end and we will be required to file a U.S. federal income tax return for the taxable year ending on the date the merger and related transactions are completed. Each Inergy unitholder will be required to include in income for its first taxable year ending on or after such date its share of our income, gain, loss and deduction for the period ending on such date. For an Inergy unitholder who has a taxable year ending on a date other than December 31, this could result in the inclusion in a single taxable year of more than one year of our income, gain, loss and deduction. Although our constructive termination should not affect our classification as a partnership for federal income tax purposes, among other things, it will result in a deferral of certain deductions allowable in computing our taxable income for the year in which the termination occurs.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters have severally agreed to purchase, and we have agreed to sell, the number of common units set forth opposite the underwriter’s name in the following table. Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below.

Underwriters	Number of common units
Barclays Capital Inc.	1,353,000
Citigroup Global Markets Inc.	1,353,000
J.P. Morgan Securities LLC	1,353,000
Morgan Stanley & Co. Incorporated	1,353,000
Wells Fargo Securities, LLC	1,353,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	717,500
Credit Suisse Securities (USA) LLC	717,500
Raymond James & Associates, Inc.	717,500
UBS Securities LLC	717,500
Morgan Keegan & Company, Inc.	205,000
Stifel, Nicolaus & Company, Incorporated	205,000
Wunderlich Securities, Inc.	205,000

Total	10,250,000

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

Our common units and the common units to be sold upon the exercise of the underwriters’ option to purchase additional common units, if any, are offered subject to a number of conditions, including:

•	receipt and acceptance of our common units by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common units, but that they are not obligated to do so and may discontinue making a market at any time without notice.

Option to Purchase Additional Common Units

We have granted the underwriters an option to buy up to an aggregate 1,537,500 additional common units. This option may be exercised if the underwriters sell more than 10,250,000 common units in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.846 per common unit from the offering price.

If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,537,500 units.

	No exercise	Full exercise
Per Unit	$1.41	$1.41
Total	$14,452,500	$16,620,375

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $0.2 million.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Lock-up Agreements

We and the directors and executive officers of our managing general partner have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Barclays Capital Inc., offer, sell, contract to sell or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 45 days after the date of this prospectus supplement. The restrictions described in this paragraph do not apply to issuances of common units pursuant to any existing employee benefit plans or issuances of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our managing general partner determines will increase cash flow from operations on a per unit basis after giving effect to such issuance. Furthermore, our executive officers and directors are permitted to sell up to 50,000 common units in the aggregate during this period for tax planning purposes. At any time and without public notice, Barclays Capital Inc. may, in its discretion, release all or some of the securities from these lock-up agreements.

Holdings and certain of its subsidiaries, including Inergy Partners, LLC, who collectively own 4,706,689 common units, are not subject to a lock-up agreement and are therefore not restricted by the underwriters from selling all or some of their common units during this period. However, 3,787,340 of these common units are subject to pledge agreements securing indebtedness of Holdings under its credit facilities and cannot be transferred without the consent of Holdings’ lenders.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involves the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and purchasing common units on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common units referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units.

Naked short sales are in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “NRGY.”

Affiliations

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of business. In addition, some of the underwriters and their affiliates have engaged in transactions with us and our predecessor and performed services for us in the ordinary course of their business. In particular, affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc. and UBS Securities LLC are lenders under our revolving general partnership and working capital credit facilities and, as such, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under the revolving general partnership and working capital credit facilities. Wells Fargo Securities, LLC also acted as our financial advisor in connection with the Tres Palacios Acquisition, and Barclays Capital Inc. acted as financial advisor to the ultimate parent of Tres Palacios, for which they each received customary fees. In addition, affiliates of Wells Fargo Securities, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC provided a commitment letter for the Bridge Facility and affiliates of Wells Fargo Securities, LLC provided the Backstop Commitment in connection with our financing of the Tres Palacios Acquisition.

FINRA Conduct Rules

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representative will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

Foreign Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Neither we nor the underwriters have authorized and nor do we or they authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, are authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

The issuer may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if the issuer is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of the common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to the issuer.

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany. The offering does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this document is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

The partnership has not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of

June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

Inergy, L.P.

The consolidated financial statements of Inergy, L.P. and Subsidiaries and the balance sheet of Inergy GP, LLC appearing in Inergy, L.P. and Subsidiaries’ Annual Report (Form 10-K) for the year ended September 30, 2009, including the schedule appearing therein, and the effectiveness of Inergy, L.P. and Subsidiaries’ internal control over financial reporting as of September 30, 2009 (excluding the internal control over financial reporting of Inergy’s fiscal 2009 acquisitions), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on the effectiveness of Inergy, L.P. and subsidiaries internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Inergy’s fiscal 2009 acquisitions from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements are, and audited financials statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Tres Palacios Gas Storage LLC

The financial statements of Tres Palacios Gas Storage LLC for the year ended December 31, 2009 appearing in the Inergy, L.P. Current Report on Form 8-K, have been audited by Rothstein, Kass & Company, P.C., independent registered public accounting firm, as set forth in their report thereon and included therein. Such financial statements are incorporated by reference in this prospectus supplement and accompanying prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference in this prospectus supplement, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of Inergy, L.P. and its subsidiaries. These forward-looking statements include:

•

statements that are not historical in nature, including, but not limited to, our belief that our acquisition expertise should allow us to continue to grow through acquisitions; our belief that we will have adequate propane supply to support our retail operations; and our belief that our diversification of suppliers will enable us to meet supply needs,

•

statements preceded by, followed by or that contain forward-looking terminology including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or similar expressions; and

•	statements relating to the financial results of Inergy following the merger and related transactions described above in “Recent Developments—Agreement and Plan of Merger”; and

•	statements relating to the Tres Palacios Acquisition described above in “Recent Developments— Tres Palacios Acquisition and Concurrent Financings.”

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the possibility that Holdings may be unable to obtain unitholder approval required for the merger;

•	the possibility that our business may suffer as a result of uncertainty surrounding the merger;

•	the ability of the our management to execute its plans for us following the merger to meet its goals;

•	the possibility that the Tres Palacios Acquisition does not close;

•	weather conditions;

•	price and availability of propane, and the capacity to transport to market areas;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for our natural gas storage facilities;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing, and distributing propane;

•	energy efficiency and technology trends;

•	interest rates;

•	the price and availability of debt and equity financing; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus supplement. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

Any additional information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the closing of this offering, and that is deemed “filed” with the SEC, will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010;

•	our Current Report on Form 8-K (other than Item 7.01 and Exhibit 99.1 under Item 9.01, which were furnished) filed on November 25, 2009;

•	our Current Report on Form 8-K filed on December 31, 2009;

•	our Current Report on Form 8-K filed on January 4, 2010;

•	our Current Report on Form 8-K (other than Item 7.01 and Exhibits 99.1 and 99.2 under Item 9.01, which were furnished) filed on January 21, 2010;

•	our Current Report on Form 8-K filed on March 4, 2010 (other than Item 7.01 and Item 9.01, which were furnished);

•	our Current Report on Form 8-K filed on August 9, 2010;

•	our Current Reports on Form 8-K filed on September 7, 2010;

•	Inergy Holdings, L.P.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009;

•	the Current Report on Form 8-K filed by Inergy Holdings, L.P. on September 3, 2010;

•	the Current Report on Form 8-K/A filed by Inergy Holdings, L.P. on September 7, 2010;

•	Inergy Holdings, L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009;

•	Inergy Holdings, L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010;

•	Inergy Holdings, L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010; and

•

the description of our common units contained in our registration statement on Form 8-A (File No. 001-34664), filed on March 17, 2010, and any subsequent amendment thereto filed for the purpose of updating such description.

Any additional information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the closing of this offering and that is deemed “filed” with the SEC, will automatically update and supersede this information. You may request a copy of all incorporated filings at no cost, by making written or telephone requests for such copies to:

Investor Relations

Inergy, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas, City, Missouri 64112

(816) 842-8181

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

Inergy, L.P.

Inergy Finance Corp.

Common Units

Partnership Securities

Debt Securities

We may offer, from time to time, in one or more series, the following securities under this prospectus:

•	common units representing limited partner interests in Inergy, L.P.;

•	partnership securities; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

Inergy Finance Corp. may act as co-issuer of the debt securities. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic subsidiaries of Inergy, L.P.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 5 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Our common units trade on the Nasdaq Global Select Market under the symbol “NRGY.” We will provide information in the prospectus supplement for the trading market, if any, for any partnership securities and debt securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 10, 2009.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the “SEC” or “Commission.” In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not assume that the information contained in this prospectus or in the documents incorporated by reference into this prospectus are accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be.

i

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we and Inergy Finance Corp. have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $1,000,000,000 of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities.

The prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and any attached prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” carefully before investing in our common units, partnership securities or debt securities. To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

The following information should help you understand some of the conventions used in this prospectus.

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Throughout this prospectus, when we use the terms “we,” “us,” “our partnership” or “Inergy, L.P.,” we are referring either to Inergy, L.P., the registrant itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires.

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We have a managing general partner and a non-managing general partner. Our managing general partner is responsible for the management of our partnership, and its operations are governed by a board of directors. Our managing general partner does not have rights to allocations or distributions from our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Our non-managing general partner owns an approximate 0.8% general partner interest in our partnership. Generally, we refer to each general partner as managing or non-managing, as the case may be. We collectively refer to our managing general partner and our non-managing general partner as our “general partners.”

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We also make available free of charge on our internet website at http://www.inergypropane.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings made by Inergy, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC) until all offerings under this shelf registration statement are completed or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	Our Annual Report on Form 10-K for the year ended September 30, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009;

•	Our Current Report on Form 8-K filed on December 17, 2008;

•	Our Current Report on Form 8-K (other than Item 7.01, which was furnished) filed on January 28, 2009;

•	Our Current Report on Form 8-K filed on February 3, 2009;

•	Our Current Report on Form 8-K (other than Item 7.01 and Exhibit 99.1 under Item 9.01, which were furnished) filed on March 25, 2009;

•	Our Current Report on Form 8-K filed on June 29, 2009;

•	Our Current Report on Form 8-K (other than Item 7.01 and Exhibits 99.1 and 99.2, which were furnished) filed on August 6, 2009; and

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The description of our common units contained in our Registration Statement on Form 8-A (File No. 000-32453) filed with the SEC on March 15, 2001 and any subsequent amendments or reports filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Inergy, L.P.

Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of Inergy, L.P. and its subsidiaries. These forward-looking statements include:

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statements that are not historical in nature, but not limited to, our belief that our acquisition expertise should allow us to continue to grow through acquisitions; our belief that we will have adequate propane supply to support our retail operations; and our belief that our diversification of suppliers will enable us to meet supply needs, and

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statements preceded by, followed by or that contain forward-looking terminology including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	weather conditions;

•	price and availability of propane, and the capacity to transport to market areas;

•	declining commodity price environment requiring cash collateral payments;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for our natural gas storage facilities;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing, and distributing propane;

•	energy efficiency and technology trends;

•	interest rates;

•	the price and availability of debt and equity financing; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

INERGY, L.P.

Inergy, L.P. is a publicly traded Delaware limited partnership that owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we also operate a growing midstream business that includes interests in two natural gas storage facilities (“Stagecoach” and “Steuben”), a liquefied petroleum gas (“LPG”) storage facility located near Bath, New York, a natural gas liquids business located near Bakersfield, California and a solution-mining and salt production company (“US Salt”).

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating companies, Inergy Propane, LLC and Inergy Midstream, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, has only an economic interest in us and has no operational or managerial responsibilities under our partnership agreement. Inergy Holdings, L.P. (“Inergy Holdings”) is the sole member of our managing general partner and directly and indirectly owns all of the member interests in our non-managing general partner. Inergy Holdings owns all of our incentive distribution rights and, through subsidiaries, approximately 8.4% of our outstanding common units. Inergy Finance Corp., our wholly owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities are limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Our principal executive office is located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112. Our telephone number is (816) 842-8181. Our common units trade on the Nasdaq Global Select Market under the symbol “NRGY.”

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

The nature of our business activities subjects us to certain hazards and risks. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference in evaluating an investment in our securities.

The risk factors set forth below are not the only risks that may affect our business. Our business could also be affected by additional risks not currently known to us or that we currently deem to be immaterial. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Inherent in Our Business

Future acquisitions and completion of expansion projects will require significant amounts of debt and equity financing which may not be available to us on acceptable terms, or at all.

We plan to fund our acquisitions and expansion capital expenditures, including any future expansions we may undertake, with proceeds from sales of our debt and equity securities and borrowings under our revolving credit facility; however, we cannot be certain that we will be able to issue our debt and equity securities on terms or in the proportions that we expect, or at all, and we may be unable to refinance our revolving credit facility when it expires. In addition, we may be unable to obtain adequate funding under our current revolving credit facility because our lending counterparties may be unable to meet their funding obligations.

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The debt and equity capital markets have been distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions may make it difficult to obtain funding.

The cost of raising money in the debt and equity capital markets has increased while the availability of funds from those markets generally has diminished. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity or on terms similar to our current debt and reduced and, in some cases, ceased to provide funding to borrowers.

A significant increase in our indebtedness, or an increase in our indebtedness that is proportionately greater than our issuances of equity, as well as the credit market and debt and equity capital market conditions discussed above could negatively impact our credit ratings or our ability to remain in compliance with the financial covenants under our revolving credit agreement which could have a material adverse effect on our financial condition, results of operations and cash flows. If we are unable to finance acquisitions or our expansion projects as expected, we could be required to seek alternative financing, the terms of which may not be attractive to us, or to revise or cancel our expansion plans.

If we do not continue to make acquisitions on economically acceptable terms, our future financial performance may be limited.

Due to increased competition from alternative energy sources, the propane industry is not a growth industry. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our operating objectives include promoting internal growth, our ability to grow depends principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. There is no assurance that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through our acquisition of additional businesses for various reasons, including the following:

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We will use our cash from operations primarily to service our debt and for distributions to unitholders and reinvestment in our business. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair our operating results. Further, we are subject to certain debt incurrence covenants under our bank credit agreement and the indentures that govern our 6.875% senior notes due 2014, our 8.75% senior notes due 2015 and our 8.25% senior notes due 2016 that may restrict our ability to incur additional debt to finance acquisitions.

•	Although we intend to use our securities as acquisition currency, some prospective sellers may not be willing to accept our securities as consideration.

•	We will use cash for capital expenditures related to expansion projects, which will reduce our cash available to pay for additional acquisitions.

Moreover, acquisitions involve potential risks, including:

•	our inability to integrate the operations of recently acquired businesses;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses; and

•	a significant increase in our indebtedness.

Our growth strategy includes acquiring entities with lines of business that are distinct and separate from our existing operations which could subject us to additional business and operating risks.

Consistent with our announced growth strategy and our acquisition of the US Salt facility and related assets, we may acquire assets that have operations in new and distinct lines of business from our existing operations, including midstream assets. Integration of new business segments is a complex, costly and time-consuming process and may involve assets in which we have limited operating experience. Failure to timely and successfully integrate acquired entities’ new lines of business with our existing operations may have a material adverse effect on our business, financial condition or results of operations. The difficulties of integrating new business segments with existing operations include, among other things:

•	operating distinct business segments that require different operating strategies and different managerial expertise;

•	the necessity of coordinating organizations, systems and facilities in different locations;

•	integrating personnel with diverse business backgrounds and organizational cultures; and

•	consolidating corporate and administrative functions.

In addition, the diversion of our attention and any delays or difficulties encountered in connection with the integration of the new business segments, such as unanticipated liabilities or costs, could harm our existing business, results of operations, financial condition or prospects. Furthermore, new lines of business will subject us to additional business and operating risks which could have a material adverse effect on our financial condition or results of operations.

We may be unable to successfully integrate our recent acquisitions.

One of our primary business strategies is to grow through acquisitions. There is no assurance that we will successfully integrate acquisitions into our operations, or that we will achieve the desired profitability from our acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect our operations. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to our existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate, technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our acquisitions, such as cost-savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Our indebtedness may limit our ability to borrow additional funds, make distributions to our unitholders, or capitalize on acquisition or other business opportunities, in addition to impairing our ability to fulfill our debt obligation under our senior notes.

As of June 30, 2009, we had approximately $1.1 billion of total outstanding indebtedness. Our leverage, various limitations in our credit facility, other restrictions governing our indebtedness and the indentures governing the notes may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Our indebtedness and other financial obligations could have important consequences. For example, they could:

•	make it more difficult for us to make distributions to our unitholders;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

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have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

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require us to dedicate a substantial portion of our cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the propane industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

A change of control of our managing general partner could result in us facing substantial repayment obligations under our credit facility.

In addition, our bank credit agreement and the indentures governing our senior notes contain provisions relating to change of control of our managing general partner, our partnership and our operating company. If these provisions are triggered, our outstanding bank indebtedness may become due. In such an event, there is no assurance that we would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on our assets, which would have a material adverse effect on us. There is no restriction on the ability of our general partners to enter into a transaction which would trigger the change of control provisions.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indentures governing our outstanding senior notes and agreements governing our revolving credit facilities and other future indebtedness contain or may contain various covenants limiting our ability and the ability of our specified subsidiaries to, among other things:

•	pay distributions on, redeem or repurchase our equity interests or redeem or repurchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	create non-guarantor subsidiaries.

These restrictions could limit our ability and the ability of our subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our bank credit agreement contains covenants requiring us to maintain specified financial ratios and satisfy other financial conditions. We may be unable to meet those ratios and conditions. Any future breach of these covenants and our failure to meet any of those ratios and conditions could result in a default under the terms of our bank credit agreement, which could result in the acceleration of our debt and other financial obligations. If we were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible products such as propane and natural gas. As a result, we have been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

Our operations are subject to compliance with environmental laws and regulations that can adversely affect our results of operations and financial condition.

Our operations are subject to stringent environmental laws and regulations of federal, state, regional and local authorities. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws, and restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting our activities. Certain environmental laws impose strict and, under certain circumstances, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. In the course of our operations, materials or wastes may have been spilled or released from properties owned or leased by us or on or under other locations where these materials or wastes have been taken for disposal. In addition, many of the properties owned or leased by us were previously operated by third parties whose management, disposal, or release of materials and wastes was not under our control. Accordingly, we may be liable for the costs of cleaning up or remediating contamination arising out of our operations or as a result of activities by others who previously occupied or operated on properties now owned or leased by us. It is also possible that adoption of stricter environmental laws and regulations or more stringent interpretation of existing environmental laws and regulations in the future could result in additional costs or liabilities to us as well as the industry in general.

The adoption of Climate Change legislation by Congress could result in increased operating costs and reduced demand for the products and services we provide.

On June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or “ACESA.” The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs” in the United States. GHGs are certain gases, including carbon dioxide and methane, that may contribute to the warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require certain regulated entities to obtain GHG emission “allowances” corresponding to the annual emission of GHGs attributable to their products or operations. Regulated entities under ACESA include producers of NGLs (i.e., natural gas fractionators), local natural gas distribution companies, and certain industrial facilities. Under ACESA, the number of authorized emission allowances would decline each year, resulting in an expected and progressive increase in the cost or value of the allowances. The net effect of maintaining emission allowances under ACESA would be to increase the costs associated with the combusting of carbon-based fuels such as natural gas, NGLs (including propane), and refined petroleum products.

The U.S. Senate has begun work on its own legislation for controlling and reducing domestic GHG emissions, and President Obama has indicated his support of legislation to reduce GHG emissions through an emission allowance system. Although it is not possible at this time to predict if or when the Senate may act on climate change legislation or how any Senate bill would be reconciled with ACESA, any adopted laws or regulations that restrict or reduce GHG emissions could require us to incur increased operating costs and could adversely affect demand for the natural gas and NGL products and services we provide.

Our managing general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time less than 20% of the outstanding units of any class are held by persons other than our general partners and their affiliates, our managing general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will not be less than the then-current market price of the units. As a consequence, you may be required to sell your common units at an undesirable time or price. Our managing general partner may assign this acquisition right to any of its affiliates or to the partnership.

Cost reimbursements due our managing general partner may be substantial and will reduce the cash available for principal and interest on our outstanding indebtedness.

We reimburse our managing general partner and its affiliates, including officers and directors of our managing general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make payments of principal and interest on our outstanding indebtedness. Our managing general partner has sole discretion to determine the amount of these expenses. In addition, our managing general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our managing general partner in its sole discretion.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could cause us to incur additional expenditures of time and financial resources.

We have completed the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm on our controls over financial reporting. If, in the future, we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause us to incur substantial expenditures of management time and financial resources to identify and correct any such failure.

Risks Related to Our Propane Operations

Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because many of our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During seven of the last ten fiscal years temperatures were significantly warmer than normal in our areas of operation (based on the 30-year average consisting of years 1976 through 2005 published by the National Oceanic and Atmospheric Administration). We believe that our results of operations during these periods were adversely affected as a result of this warm weather.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability is sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

The highly competitive nature of the retail propane business could cause us to lose customers or affect our ability to acquire new customers, thereby reducing our revenues.

We have competitors and potential competitors who are larger and have substantially greater financial resources than we do. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

Most of our total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of our suppliers, Sunoco, Inc. (12%), ExxonMobil Oil Corp. (11%) and BP Amoco Corp. (10%), accounted for approximately 33% of propane purchases during the fiscal year ended September 30, 2008. In the event that we are unable to purchase propane from our significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis may hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Competition from other energy sources may cause us to lose customers, thereby reducing our revenues.

Competition from other energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

Historically, a substantial portion of the propane purchased to support our operations has originated at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and has been shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

If we are not able to sell propane that we have purchased through wholesale supply agreements to either our own retail propane customers or to other retailers and wholesalers, the results of our operations would be adversely affected.

We currently are party to propane supply contracts and expect to enter into additional propane supply contracts which require us to purchase substantially all the propane production from certain refineries. Our inability to sell the propane supply in our own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on our operating results and could adversely impact our capital liquidity. We are also a party to fixed price sale contracts with certain customers that are backed-up by propane supply contracts. If a significant number of our customers default under these fixed price contracts the results of our operations would be adversely affected.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect our operating results.

Due to our limited asset diversification, adverse developments in our propane business could adversely affect our operating results and reduce our ability to make distributions to our unitholders.

We rely substantially on the revenues generated from our propane business. Due to our limited asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Risks Related to Our Midstream Operations

Federal, state or local regulatory measures could adversely affect our business.

Our operations are subject to federal, state and local regulatory authorities. Specifically, our natural gas storage facilities are subject to the regulation of the Federal Energy Regulatory Commission, or FERC.

Under the Natural Gas Act of 1938 (“NGA”), FERC has authority to regulate our natural gas facilities that provide natural gas transportation services in interstate commerce, including storage services. FERC’s authority to regulate those services includes the rates charged for the services, terms and conditions of service, certification and construction of new facilities, the extension or abandonment of services and facilities, the maintenance of accounts and records, the acquisition and disposition of facilities, the initiation and discontinuation of services, relationships with affiliated entities, and various other matters. Natural gas companies may not charge rates that, upon review by FERC, are found to be unjust and unreasonable or unduly discriminatory. In addition, the FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline transportation rates or terms and conditions of service. The rates and terms and conditions for interstate services provided by Steuben are found in Steuben’s FERC-approved tariff. The rates and terms and conditions for interstate services provided by Stagecoach are found in the FERC-approved tariff of Central New York Oil and Gas Company, LLC (“CNYOG”), our regulated subsidiary and owner of the Stagecoach facility.

Pursuant to the NGA, existing interstate transportation and storage rates may be challenged by complaint and are subject to prospective change by FERC. Additionally, rate increases proposed by the regulated pipeline or storage provider may be challenged by protest and such increases may ultimately be rejected by FERC. CNYOG currently holds authority from FERC to charge and collect market-based rates for services it provides at the Stagecoach facility. There can be no guarantee that CNYOG will be allowed to continue to operate under such a rate structure for the remainder of the Stagecoach facility’s operating life. Any successful complaint or protest against rates charged for Stagecoach storage and related services, or CNYOG’s loss of market-based rate authority, could have an adverse impact on our revenues.

In addition, the Stagecoach facility’s market-based rate authority would be subject to further review if we acquire transportation facilities or additional storage capacity, if we or one of our affiliates provides storage or transportation services in the same market area or acquires an interest in another storage field that can link our facilities to the market area or if we or one of our affiliates acquire an interest in or is acquired by an interstate pipeline.

There can be no assurance that FERC will continue to pursue its approach of pro-competitive policies as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity, transportation and storage facilities. Any successful complaint or protest against our rates or loss of our market-based rate authority could have an adverse impact on our revenues associated with providing storage services. Failure to comply with applicable regulations under the NGA, Natural Gas Policy Act of 1978, Pipeline Safety Act of 1968 and certain other laws, and with implementing regulations associated with these laws could result in the imposition of administrative and criminal remedies and civil penalties of up to $1,000,000 per day, per violation.

Our storage business depends on neighboring pipelines to transport natural gas.

Our Stagecoach natural gas storage business depends on the Tennessee Gas Pipeline Company’s 300-Line and the newly constructed Millennium Pipeline, currently the only pipelines to which it is interconnected. The Steuben natural gas storage facility is similarly dependent on the Dominion Transmission System. These pipelines are owned by parties not affiliated with us. Any interruption of service on the pipeline or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport natural gas to and from our facilities and have a corresponding material adverse effect on our storage revenues. In addition, the rates charged by the interconnected pipelines for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by these pipelines or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

We expect to derive a significant portion of our revenues from our natural gas and LPG storage operations from a limited number of customers, and the loss of one or more of these customers could result in a significant loss of revenues and cash flow.

We expect to derive a significant portion of our revenues and cash flow in connection with our natural gas and LPG storage operations from a limited number of customers. The loss, nonpayment, nonperformance or impaired creditworthiness of one of these customers could have a material adverse effect on our business, results of operations and financial condition.

We compete with other natural gas storage companies and services that can substitute for storage services.

Our principal competitors in our natural gas storage market include other storage providers including among others Dominion Resources, Inc., NiSource Inc. and El Paso Corporation. These major pipeline natural gas transmission companies have existing storage facilities connected to their systems that compete with certain of our facilities. FERC has adopted policies that favor authorization of new storage projects, and there are numerous natural gas storage options in the New York/Pennsylvania geographic market. Pending and future construction projects, if and when brought on line, may also compete with our natural gas storage operations. Such projects may include FERC-certificated storage expansions and greenfield construction projects. We also compete with the numerous alternatives to storage available to customers, including pipeline balancing/no-notice services, seasonal/swing services provided by pipelines and marketers, and on-system LNG facilities.

Expanding our business by constructing new midstream assets subjects us to risks.

One of the ways we may grow our business is through the expansion of our existing storage facilities, such as the Stagecoach expansion project and the Thomas Corners development. The construction of additional storage facilities or new pipeline interconnects involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new midstream asset, the construction will occur over an extended period of time, and we will not receive material increases in revenues until the project is placed in service. Moreover, we may construct facilities to capture anticipated future growth in production and/or demand in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines and storage providers, and the price of, and demand for, natural gas in the markets we serve. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

The fees charged by us to third parties under transmission, transportation and storage agreements may not escalate sufficiently to cover increases in costs and the agreements may not be renewed or may be suspended in some circumstances.

Our costs may increase at a rate greater than the rate that the fees we charge to third parties increase pursuant to our contracts with them. Furthermore, third parties may not renew their contracts with us. Additionally, some third parties’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of either natural gas, are curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities or those of third parties. If the escalation of fees is insufficient to cover increased costs, if third parties do not renew or extend their contracts with us or if any third party suspends or terminates its contracts with us, our financial results would be negatively impacted.

Our business would be adversely affected if operations at any of our facilities were interrupted.

Our operations are dependent upon the infrastructure that we have developed, including, storage facilities and various means of transportation. Any significant interruption at these facilities or pipelines or our customers’ inability to transmit natural gas to or from these facilities or pipelines for any reason would adversely affect our results of operations.

Risks Inherent in an Investment in Us

Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our managing general partner or its board of directors and will have no right to elect our managing general partner or its board of directors on an annual or other continuing basis. The board of directors of our managing general partner is chosen by the sole member of our managing general partner, Inergy Holdings. Although our managing general partner has a fiduciary duty to manage our partnership in a manner beneficial to Inergy, L.P. and our unitholders, the directors of our managing general partner also have a fiduciary duty to manage our managing general partner in a manner beneficial to its member, Inergy Holdings.

If unitholders are dissatisfied with the performance of our managing general partner, they will have little ability to remove our managing general partner. Our managing general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class.

Our unitholders’ voting rights are further restricted by a provision in our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partners and their affiliates, cannot be voted on any matter.

The control of our managing general partner may be transferred to a third party without unitholder consent.

Our managing general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our managing general partner, Inergy Holdings, from transferring its ownership interest in our managing general partner to a third party. The new owner of our managing general partner would then be in a position to replace the board of directors and officers of our managing general partner with its own choices and to control the decisions taken by our board of directors and officers.

Cost reimbursements due our managing general partner may be substantial and reduce our ability to pay the minimum quarterly distribution.

Before making any distributions on our units, we will reimburse our managing general partner for all expenses it has incurred on our behalf. In addition, our general partners and their affiliates may provide us with services for which we will be charged reasonable fees as determined by our managing general partner. The reimbursement of these expenses and the payment of these fees could adversely affect our ability to make distributions to you. Our managing general partner has sole discretion to determine the amount of these expenses and fees.

We may issue additional common units without unitholder approval, which would dilute our unitholders’ existing ownership interests.

We may issue an unlimited number of limited partner interests of any type without the approval of unitholders. The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	the proportionate ownership interest of our existing unitholders in us will decrease;

•	the amount of cash available for distribution on each common unit or partnership security may decrease;

•	the relative voting strength of each previously outstanding common unit will be diminished; and

•	the market price of the common units or partnership securities may decline.

You may not have limited liability if a court finds that unitholder actions constitute control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our managing general partner or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partners generally have unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partners. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Our general partners have conflicts of interest and limited fiduciary responsibilities, which may permit our general partners to favor their own interests to the detriment of unitholders.

Inergy Holdings and its affiliates directly and indirectly own an aggregate limited partner interest of approximately 8.4% in us, own and control our managing general partner and own and control our non-managing general partner, which owns an approximate 0.8% general partner interest. Inergy Holdings also owns the incentive distribution rights under our partnership agreement. Conflicts of interest could arise in the future as a result of relationships between Inergy Holdings, our general partners and their affiliates, on the one hand, and the partnership or any of the limited partners, on the other hand. As a result of these conflicts our general partners may favor their own interests and those of their affiliates over the interests of our unitholders. The nature of these conflicts includes the following considerations:

•

Our general partners may limit their liability and reduce their fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•

Our general partners are allowed to take into account the interests of parties in addition to the partnership in resolving conflicts of interest, thereby limiting their fiduciary duties to our unitholders.

•

Our managing general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•	Our managing general partner determines whether to issue additional units or other equity securities of the partnership.

•	Our managing general partner determines which costs are reimbursable by us.

•	Our managing general partner controls the enforcement of obligations owed to us by it.

•	Our managing general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

Our managing general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	In some instances our managing general partner may borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make incentive distributions.

The president and chief executive officer of our managing general partner effectively controls us through his control of the general partner of Inergy Holdings and our managing general partner.

The president and chief executive officer of both the general partner of Inergy Holdings and our managing general partner owns an economic interest of 56.4% in the general partner of Inergy Holdings and has voting control of the general partner of Inergy Holdings. He therefore controls the general partner of Inergy Holdings and through it our managing general partner and may be able to influence unitholder votes. Control over these entities gives our president and chief executive officer substantial control over our and Inergy Holdings’ business and operations.

Our cash distribution policy limits our ability to grow.

Because we distribute all of our available cash, our growth may not be as rapid as businesses that reinvest their available cash to expand ongoing operations. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Considerations” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to additional amounts of entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would reduce the amount of cash available for distribution to you.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gain, loss or deduction would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. At the federal level, members of Congress have considered substantive changes to the existing U.S. tax laws that would have affected certain publicly traded partnerships. Although the legislation considered would not have appeared to affect our tax treatment, we are unable to predict whether any such change or other proposals will ultimately be reconsidered and eventually enacted. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units. At the state level, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of any such tax on us by any other state will reduce the cash available for distribution to you.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not concur with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability resulting from that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

A unitholder who sells common units will recognize a gain or loss equal to the difference between the amount realized and his adjusted tax basis in those common units. Prior distributions to a unitholder in excess of the total net taxable income allocated to that unitholder, which decreased the tax basis in that unitholder’s common unit, will, in effect, become taxable income to that unitholder if the common unit is sold at a price greater than that unitholder’s tax basis in that common unit, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to that unitholder. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Considerations—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be treated as unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax adviser before investing in our units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Considerations—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we have adopted.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Considerations—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We have adopted certain valuation methodologies and monthly conventions that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. The adopted methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge the adopted valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Considerations—Disposition of Common Units—Constructive Termination” for a description of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of an investment in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not reside in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

You are urged to read “Material Tax Considerations” for a discussion of the expected material federal income tax consequences of owning our securities.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs, interest expense related to make whole premium charge, less gain from termination of interest rate swap agreements) on all indebtedness, the amortization of deferred financing costs and interest associated with operating leases.

	Fiscal Year Ended September 30,						Nine Months Ended June 30, 2009
	2004		2005	2006	2007	2008
Ratio of earnings to fixed charges	—	(a)	1.88x	1.18x	2.22x	2.02x	3.45x

(a)	Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests in Inergy, L.P. The holders of our common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of September 2, 2009, we had 59,807,087 common units issued and outstanding, representing an approximate 99.2% limited partner interest in us. Thus, as of that date, our equity consisted of an approximate 99.2% limited partner interest and an approximate 0.8% general partner interest.

Timing of Distributions

We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date and to our non-managing general partner.

Issuance of Additional Units

In general, we may issue additional common units for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our managing general partner in its sole discretion, all without the approval of any limited partners.

Voting Rights

Unlike the holders of common stock in a corporation, our common unitholders have only limited voting rights on matters affecting our business. Our common unitholders have no right to elect our managing general partner or its directors on an annual or other continuing basis. The managing general partner may not be removed except by the vote of the holders of at least 66 2/3% of our outstanding common units, including common units owned by the general partners and their affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Limited Call Right

If at any time not more than 20% of the outstanding common units are held by persons other than our general partners and their affiliates, our managing general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Exchange Listing

Our common units trade on the Nasdaq Global Select Market under the symbol “NRGY.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our managing general partner and any liquidator of us as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our managing general partner and the recording of the name of the assignee on our books and records. The managing general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. We will distribute to our unitholders, on a quarterly basis, all of our available cash in the manner described below.

Definition of Available Cash. Available cash generally means, for any quarter ending prior to liquidation, all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the managing general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law or any partnership debt instrument or other agreement; or

•	provide funds for distributions to unitholders and the non-managing general partner in respect of any one or more of the next four quarters.

Operating Surplus and Capital Surplus

General. Cash distributions to our unitholders will be characterized as either operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus. Please read “—Quarterly Distributions of Available Cash.”

Definition of Operating Surplus. Operating surplus refers generally to:

•	our cash balances on the closing date of our initial public offering; plus

•	$8.5 million; plus

•	all of our cash receipts from operations, excluding cash that is capital surplus; less

•

all of our operating expenses, debt service payments (but not including payments required with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for future operations.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets in the ordinary course of business.

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began equals the operating surplus as of the end of the quarter prior to the distribution. Any available cash in excess of operating surplus, regardless of its source, will be treated as capital surplus.

If we distribute available cash from capital surplus for each common unit in an aggregate amount per common unit equal to the initial public offering price of the common units, there will not be a distinction between operating surplus and capital surplus, and all distributions of available cash will be treated as operating surplus. We do not anticipate that we will make distributions from capital surplus.

Incentive Distribution Rights

The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from operating surplus distributed above the payments made under the minimum quarterly distribution, if any, and the related distribution to the non-managing general partner.

Effect of Issuance of Additional Units

We can issue additional common units or other equity securities for consideration and under terms and conditions approved by our managing general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.

Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders. If we issue additional partnership interests, our non-managing general partner may make, but is not obligated to make, an additional capital contribution to us.

Quarterly Distributions of Available Cash

We will make quarterly distributions to our partners prior to our liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date. The minimum quarterly distribution and the target distribution levels are also subject to certain other adjustments as described below under “—Distributions from Capital Surplus” and “—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions from Operating Surplus

We will make distributions of available cash from operating surplus in the following manner:

•

First, 100% to the non-managing general partner and the unitholders in accordance with their respective percentage interests until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

For any quarter that we distribute available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution on all units, then we will distribute any additional available cash from operating surplus in that quarter among the unitholders and the non-managing general partner in the following manner:

•

First, 100% to the non-managing general partner and the unitholders in accordance with their respective percentage interests until each unitholder receives a total of $0.33 for that quarter for each outstanding unit (the “first target distribution”);

•

Second, to the non-managing general partner in a percentage equal to its percentage interest, 13% to Inergy Holdings as the holder of the incentive distribution rights, and the remainder to all unitholders, pro rata, until each unitholder receives a total of $0.375 for that quarter for each outstanding unit (the “second target distribution”);

•

Third, to the non-managing general partner in a percentage equal to its percentage interest, 23% to Inergy Holdings as the holder of the incentive distribution rights, and the remainder to all unitholders, pro rata, until each unitholder receives a total of $0.45 for that quarter for each outstanding unit (the “third target distribution”); and

•

Thereafter, to the non-managing general partner in a percentage equal to its percentage interest, 48% to Inergy Holdings as the holder of the incentive distribution rights, and the remainder to all unitholders, pro rata.

Our distributions to Inergy Holdings above represent the incentive distribution rights. Incentive distribution rights represent non-voting limited partner interests in us.

Adjustments to Incentive Distribution Rights

In connection with acquisitions or similar transactions, we may in the future modify the incentive distribution rights to, among other reasons, accelerate the accretion or other benefits of the transaction to limited partners.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus in the following manner:

•

First, 100% to the non-managing general partner and the unitholders, in accordance with their respective percentage interests, until we distribute, for each common unit, available cash from capital surplus in an aggregate amount per common unit equal to the initial public offering price; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price. To show that repayment, the minimum quarterly distribution and the target distribution levels will be reduced by multiplying each amount by a fraction, the numerator of which is the unrecovered capital of the common units immediately after giving effect to that repayment and the denominator of which is the unrecovered capital of the common units immediately prior to that repayment.

When Payback Occurs. When “payback” of the reduced initial unit price has occurred, i.e., when the unrecovered capital of the common units is zero, then:

•	the minimum quarterly distribution and the target distribution levels will be reduced to zero for subsequent quarters;

•	all distributions of available cash will be treated as operating surplus; and

•

the non-managing general partner will be entitled to receive distributions of available cash equal to its percentage interest in its capacity as non-managing general partner, and Inergy Holding will be entitled to receive 48% of distributions of available cash in its capacity as holder of the incentive distribution rights.

Distributions of available cash from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

How We Adjust the Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units (but not if we issue additional common units for cash or property), we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered capital; and

•	other amounts calculated on a per unit basis.

For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, each of the target distribution levels and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

If We Became Subject to Taxation. If legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will adjust the minimum quarterly distribution and each of the target distribution levels, respectively, to equal the product obtained by multiplying the amount thereof by:

•

one minus the sum of (x) the maximum effective federal income tax rate to which we as an entity were subject plus (y) any increase in state and local income taxes to which we are subject for the taxable year of the event, after adjusting for any allowable deductions for federal income tax purposes for the payment of state and local income taxes.

For example, assuming we were not previously subject to state and local income tax, if we become taxable as an entity for federal income tax purposes and became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately prior to that adjustment.

Distribution of Cash Upon Liquidation

General. If we dissolve and liquidate, we will sell our assets or otherwise dispose of our assets and we will adjust the partners’ capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, distribute to the unitholders and the general partner in accordance with their adjusted capital account balances.

Manner of Adjustment. If we liquidate, we would allocate any loss to the general partner and each unitholder as follows:

•	First, 100% to the non-managing general partner and the unitholders in accordance with their percentage interests, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the non-managing general partner.

Interim Adjustments to Capital Accounts. If we issued additional security interests or made distributions of property, interim adjustments to capital accounts would also be made. These adjustments would be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and the general partner in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from our issuance of additional interests, distributions of property, or upon our liquidation, would be allocated in a way that, to the extent possible, in the capital account balances of the general partner equaling the amount which would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our managing general partner in its sole discretion without the approval of any limited partners.

We may issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	under employee benefit plans;

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of a general partner;

•	in the event of a combination or subdivision of common units; or

•

in connection with an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in adjusted operating surplus on a per unit basis for the preceding four-quarter period.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we also may issue additional partnership interests that, in the sole discretion of our managing general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests, our non-managing general partner may make, but is not required to make, additional capital contributions in us and the operating company. If the non-managing general partner chooses not to make an additional capital contribution equal to its percentage interest, such interest will be reduced to reflect its percentage of the total capital contributed. Moreover, our non-managing general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our non-managing general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, our managing general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will include the following:

•	the maximum number of securities to constitute the series and the designation and ranking thereof;

•

the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•

whether the securities of the series will be redeemable and, if so, the price at the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•

the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, is any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material U.S. federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures among us, any subsidiary guarantors and a trustee.

Inergy, L.P. may issue debt securities in one or more series, and Inergy Finance Corp. may be a co-issuer of one or more series of debt securities. Inergy Finance Corp. was incorporated under the laws of the State of Delaware in September 2004, is wholly owned by Inergy, L.P. and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Inergy, L.P. and Inergy Finance Corp., and the terms “Inergy, L.P.” and “Inergy Finance” refer strictly to Inergy, L.P. and Inergy Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Inergy Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•

whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Inergy, L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic subsidiaries of Inergy, L.P. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Inergy, L.P.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•

the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that Inergy Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Inergy, L.P. is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “—Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any debt security;

•

reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•

waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•

make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

•

except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•

to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;

•

in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Inergy, L.P.;

•	to add or release guarantors pursuant to the terms of the indenture;

•

to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities and/or the guarantees.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of the issuers to comply with the covenant described under “—Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 60 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default described in the sixth bullet point above occurs, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partners of Inergy, L.P. or any guarantor will have any liability for the obligations of the issuers or any guarantors under either indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required to:

•

issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement. If the subordinated debt securities are guaranteed by any of the subsidiaries of Inergy, L.P., then the guarantees will be subordinated on like terms.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property (or any guarantor or its property) is involved in any liquidation, bankruptcy or similar proceeding;

•

we fail to pay the principal, interest, any premium or any other amounts on any of our Senior Indebtedness within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•

any other default on any of our Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we or any guarantor may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue certificates to each holder, except in the limited circumstances described below. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.

We will wire all payments on the global debt securities to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be U.S. Bank National Association. We may maintain a banking relationship in the ordinary course of business with U.S. Bank National Association and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if It Is Our Creditor

Each indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to the general partners and us, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Inergy, L.P. and the operating company.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P., unless otherwise noted, and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P.. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by the unitholders and our general partners. Furthermore, the tax treatment of Inergy, L.P., or of an investment in Inergy, L.P., may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”),

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”), and

(3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the managing general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes, the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Inergy, L.P. has been and will be treated as a partnership for federal income tax purposes and the operating company has been and will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the managing general partner. The representations made by us and our managing general partner upon which counsel has relied are:

(a) Neither Inergy, L.P. nor the operating company has elected or will elect to be treated as a corporation,

(b) For each taxable year, more than 90% of our gross income has been and will be income from sources that Vinson & Elkins L.L.P. has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code, and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Inergy, L.P. so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would reduce the value of the units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Inergy, L.P. will be treated as partners of Inergy, L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Inergy, L.P. for federal income tax purposes.

As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of their status as partners in Inergy, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions. Except as described below with respect to certain non-pro rata distributions, our distributions to a unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. We do not currently have any nonrecourse liabilities. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of cash may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

To that extent, he will be treated as having received his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to either general partner, but will have a share of our nonrecourse liabilities, generally based on his share of profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income.

The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder or the non-managing general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to Inergy Holdings, L.P., gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our non-managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering, eliminating over time the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate Book-Tax Disparities will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder,

•	any cash distributions received by the unitholder as to those units would be fully taxable, and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please see “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please see “—Uniformity of Units.”

Where the remedial allocation method is adopted (which we have adopted), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead.

Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the non-managing general partner, its affiliates and the owners of units immediately prior to this offering. Please read “—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon termination of Inergy, L.P. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. We do not currently have any nonrecourse liabilities.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, under the Treasury Regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale,

•	an offsetting notional principal contract, or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among, unitholders whose interest otherwise vary during a taxable period, to conform to a method which is permitted.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. In addition, a transferor and a transferee of a unit must provide statements to the IRS with their income tax returns for the taxable year in which the sale or exchange takes place that describe the amount of the consideration for the unit that is allocable to goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to the property’s unamortized book-tax disparity. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other non-U.S. persons (mutual funds) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-l, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholders share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Inergy GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1) a person that is not a United States person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We presently own property or do business in various states, almost all of which currently impose a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the managing general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement through underwriters, through broker-dealers, through agents or directly to one or more investors.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account, and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may sell the securities through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto. We may use electronic media, including the Internet, to sell offered securities directly.

We may offer our common units into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Rule 2310.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Vinson & Elkins L.L.P. will pass upon the validity of the securities offered in this registration statement. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Inergy, L.P. and Subsidiaries and the balance sheet of Inergy GP, LLC appearing in Inergy, L.P. and Subsidiaries’ Annual Report (Form 10-K) for the year ended September 30, 2008 (including the schedule appearing therein), and the effectiveness of Inergy, L.P. and Subsidiaries’ internal control over financial reporting as of September 30, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.